Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

TRADING HALT

At the request of China Southern Airlines Company Limited (the “Company”), trading in the shares of the Company on The Stock Exchange of Hong Kong Limited has been halted with effect from 9:00 a.m. on 23 March 2017, pending the release of an announcement in relation to the possible major strategic cooperation which is the inside information of the Company.

By order of the Board of

China Southern Airlines Company Limited

Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

23 March 2017

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.